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                                                                    Exhibit II


Friday, December 22, 11:53 am Eastern Time

PRESS RELEASE

CHROMCRAFT REVINGTON ANNOUNCEMENT

DELPHI, Indiana -- December 22, 2000 -- Chromcraft Revington, Inc. (NYSE: CRC) announced today that it had received a proposal from Court Square Capital Limited, a unit of Citigroup, under which the holders of Chromcraft Revington's publicly traded shares would receive cash of $10.30 per share in a transaction to take the Company private. The offer is contingent upon the execution of a definitive merger agreement, confirmatory due diligence and the approval of the Company's Board of Directors and stockholders.

Michael E. Thomas, President and Chief Executive Officer of Chromcraft Revington, indicated that the Company's Board of Directors plans to form an independent special committee to evaluate the proposal and intends to respond to Court Square shortly.

Chromcraft Revington, Inc. designs, manufactures and sells residential and commercial furniture throughout the United States under the "Peters-Revington," "Chromcraft," "Silver Furniture," "Cochrane," and "Sumter Cabinet" brand names.

Contact:
Chromcraft Revington, Inc.
Frank T. Kane, (765) 564-3500